Richard A. Kline 650.752.3139 rkline@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

July 22, 2013

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Control4 Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2013
File No. 333-189736

Dear Mr. Mancuso:

        This letter is submitted on behalf of Control4 Corporation (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 1 to the Registration Statement on Form S-1 filed on July 18, 2013 (the "Registration Statement"), as set forth in your letter dated July 19, 2013 addressed to Martin Plaehn, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to filing this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

Exhibit 5.1

1.
Refer to the penultimate paragraph of this exhibit. Please tell us what "other terms" the Board has not yet approved, why the board has not yet approved those terms, and why you believe it is necessary and appropriate to file an opinion that is conditioned on this approval.

  RESPONSE:    In response to the Staff's comment, the Company has revised Exhibit 5.1 to the Amended Registration Statement to address the Staff's comment.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,
/s/ RICHARD A. KLINE Richard A. Kline
cc:
Sally Brammell, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Gary Todd, Securities and Exchange Commission
Martin Plaehn, Control4 Corporation
Dan Strong, Control4 Corporation
William J. Schnoor, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Eric C. Jensen, Cooley LLP
Andrew S. Williamson, Cooley LLP